Citizens Financial Services, Inc.

15 South Main Street

Mansfield, Pennsylvania 16933

December 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:    Citizens Financial Services, Inc.

 Registration Statement on Form S-4 (File No. 333-268840)

 Request for Acceleration of Effective Date

Dear Ms. Madeline Mateo:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Citizens Financial Services, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 5:30 p.m. Eastern Time on December 30, 2022, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Les B. Reese of Hogan Lovells US LLP at (202) 637-5542.

[Signature page follows]

Sincerely,

Citizens Financial Services, Inc.

By:	/s/ Randall E. Black
Randall E. Black
President and Chief Executive Officer